Exhibit 99.3
Dell Lays Bare New Enterprise Ambitions
Data Center | Blog Post | Mike Vizard, Tuesday, August 17, 2010
Tags: Dell, virtualization
If you haven’t noticed lately, Dell has been making a series of uncharacteristic moves in the enterprise.
First there was the acquisition of Scalent, which gives the company access to next-generation IT management software. Then the company partnered with Juniper Networks to gain access to data center security technology. Yesterday, Dell spent $1.15 billion to acquire 3Par, a provider of advanced storage virtualization technologies. And today Dell is announcing that it will resell wireless technologies for the enterprise developed by Aruba Networks.
If there is any doubt that Dell has ambitions in the higher end of the enterprise market that has been traditionally dominated by Hewlett-Packard and IBM, it was pretty much dispelled yesterday when Dell officials said one of the primary reasons Dell was acquiring 3Par was because it created high-margin opportunities for Dell in the enterprise.
This might be the first time that any Dell executive has used the phrase high margin. Dell has always been about pursuing high-volume opportunities under the theory that it could low ball competitors and make up the difference in profit via increased volumes. That’s a strategy that works well in commodity markets. But it’s clear that Dell now wants to fry the bigger proverbial fish.
It will be a while before Dell can bring all the components of this emerging shift in strategy together in one cohesive offering. And it will be interesting to wait and see what other elements Dell plans to add to its portfolio via either reseller agreements or major acquisitions, and how those moves might affect its long-standing alliance with EMC and its partnerships with Cisco.
What is clear is that Dell has decided to not sit idly by and wait for innovative new technologies to reach a level of market acceptance that justifies a volume pricing game. Instead, Dell is starting to assemble a stable of leading edge technologies in the enterprise that would suggest that something very different is now afoot in the halls of Round Rock, Texas.
     The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.